Exhibit 99.1

Second Quarter 2011

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

Highlights

Perifosine

•                  April 4, 2011: We announced that two posters on our lead anticancer agent, perifosine, had been presented at the 102nd annual meeting of the American Association for Cancer Research (“AACR”) held at the Orange County Convention Center in Orlando, Florida.

•                  During the quarter, the recruitment of patients in the “X-PECT” study (Xeloda® + Perifosine Evaluation in Colorectal Cancer Treatment) progressed as scheduled. Subsequent to quarter-end, we announced the completion of the recruitment of over 430 patients. We now expect the completion of this trial by year-end or at the turn of 2012.

•                  Subsequent to quarter-end, the European Patent Office granted a patent for the use of alkyl phosphocholines, and, more specifically for perifosine (octadecyl 1,1-dimethylpiperidino-4-yl phosphate), in the preparation of a medicament for the treatment of benign and malignant tumors, prior to and/or during the treatment with approved anti-tumor anti-metabolites such as 5FU (“fluorouracil”) and capecitabine. This patent will expire on July 28, 2023.

AEZS-108

•                  Parallel Scientific Advice process granted by and initiated with the United States Food and Drug Administration (“FDA”) and the European Medicines Agency (“EMA”), with the aim to have the pivotal program in endometrial cancer defined by year-end.

AEZS-130

•                  We announced encouraging preliminary results of the Phase 3 trial of AEZS-130 as a diagnostic test for Adult Growth Hormone Deficiency (“AGHD”) after quarter-end. We now expect to meet with the FDA and file a New Drug Application (“NDA”) thereafter.

AEZS-131

•                  April 5, 2011: We announced that a poster on our highly selective Erk 1/2 inhibitor anticancer compound, AEZS-131, had been presented at the 102nd annual meeting of the AACR.

Corporate developments

During the three-month period ended June 30, 2011, we completed the drawdowns remaining under the At-the-Market (“ATM”) Sales Agreement entered into with McNicoll, Lewis & Vlak LLC (“MLV”) in February 2011 (the “February ATM Sales Agreement”). During the quarter, we raised a total of $14.7 million in gross proceeds, bringing the total aggregate gross proceeds raised under the February ATM Sales Agreement, on a year-to-date basis, to $19.7 million.

On June 29, 2011, we entered into an additional ATM Sales Agreement (the “June ATM Sales Agreement”) with MLV, under which we may, at our discretion, from time to time during the 24-month term of the agreement, sell up to a maximum of 9.5 million of our common shares through ATM issuances on the NASDAQ Stock Market for aggregate gross proceeds not to exceed $24.0 million.

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three-month and six-month periods ended June 30, 2011. In this MD&A, “Aeterna Zentaris”, the “Company”, “we”, “us”, “our” and the “Group” mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s interim consolidated financial statements as at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010.

All amounts in this MD&A are presented in US dollars, except for share, option and warrant data, per share and per warrant data and as otherwise noted.

Adoption of International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises must adopt IFRS in place of Canadian generally accepted accounting principles (“Canadian GAAP”) beginning on January 1, 2011 (for entities with a calendar year-end). As such, our unaudited interim consolidated financial statements as at June 30, 2011 and for the three-month and six-month periods then ended have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements. Additionally, our unaudited consolidated statement of financial position as at January 1, 2010 and our comparative unaudited consolidated financial statements for 2010 have been adjusted to reflect our adoption of IFRS on a retrospective basis, effective on January 1, 2010 (the “Transition Date”). Consequently, all comparative financial information presented in this MD&A reflects the consistent, retrospective application of IFRS.

A complete description of our transition to IFRS, including reconciliations of previously reported Canadian GAAP information, is provided in note 21 to our unaudited interim consolidated financial statements as at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010, and in note 18 to our unaudited interim consolidated financial statements as at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010, which notes are incorporated by reference herein.

About Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as “anticipate”, “believe”, “could”, “expect”, “foresee”, “goal”, “guidance”, “intend”, “may”, “objective”, “outlook”, “plan”, “seek”, “should”, “strive”, “target” and “will”.

Forward-looking statements involve risks and uncertainties, many of which are discussed in this MD&A. Results or performance may differ significantly from expectations. For example, the results of current clinical trials cannot be

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foreseen, nor can changes in policy or actions taken by regulatory authorities such as the FDA, the EMA, the Therapeutic Products Directorate of Health Canada or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on any forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

About Material Information

This MD&A includes information that we believe to be material to investors after considering all circumstances, including potential market sensitivity. We consider information and disclosures to be material if they result in, or reasonably would be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada, and its securities are registered with the United States Securities and Exchange Commission. The Company is therefore required to file or furnish continuous disclosure information such as interim and annual financial statements, MD&As, proxy circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the Company’s Investor Relations department or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.

Company Overview

Aeterna Zentaris Inc. (Nasdaq: AEZS and TSX: AEZ) is a late-stage drug development company specialized in oncology and endocrine therapy. Our pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. The highest priorities in oncology are our Phase 3 program with perifosine in colorectal cancer and multiple myeloma, combined with our Phase 2 program in multiple cancers, as well as the further advancement of AEZS-108, which recently successfully completed a Phase 2 trial in advanced endometrial and advanced ovarian cancer. AEZS-108 is also in development in other cancer indications, including castration refractory prostate cancer and refractory bladder cancer.

Our pipeline also encompasses other earlier-stage programs in oncology. AEZS-112, an oral anticancer agent which involves three mechanisms of action (tubulin, topoisomerase II and angiogenesis inhibition) has completed a Phase 1 trial in advanced solid tumors and lymphoma. Additionally, several novel targeted potential anti-cancer candidates such as AEZS-120, a live recombinant oral tumor vaccine candidate, as well as our PI3K/Erk inhibitors AEZS-129, AEZS-131, and AEZS-132 are currently in pre-clinical development.

Our lead program in endocrinology, a Phase 3 trial with AEZS-130 as a growth hormone (“GH”) stimulation test for the diagnosis of AGHD, has been completed. We are currently preparing for a pre-NDA meeting with the FDA in the upcoming months for the registration of AEZS-130 in the United States.

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Key Developments for the Three Months Ended June 30, 2011

Drug Development

Status of our drug pipeline as at August 10, 2011

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
120,000 compound library	AEZS-120 Prostate cancer vaccine (oncology) AEZS-129, 131 and 132; Erk/PI3K inhibitors (oncology)	AEZS-112 (oncology) AEZS-130 Therapeutic in cancer cachexia and other indications (endocrinology)	Perifosine • Multiple cancers AEZS-108 • Endometrial cancer • Ovarian cancer • Castration refractory prostate cancer • Refractory bladder cancer	Perifosine • Refractory advanced colorectal cancer • Multiple myeloma AEZS-130 • Diagnostic in adult growth hormone deficiency (endocrinology)	Cetrotide® (in vitro fertilization)
Partners
			Perifosine: Keryx North America Handok Korea Yakult Japan	Perifosine: Keryx North America Handok Korea Yakult Japan	Cetrotide®: Merck Serono (World except Japan) Nippon Kayaku / Shionogi Japan

Perifosine

Perifosine is a novel, oral anticancer treatment that inhibits Akt activation in the phosphoinositide 3-kinase (“PI3K”) pathway. Perifosine, in combination with chemotherapeutic agents, is currently in Phase 3 studies for the treatment of colorectal cancer and multiple myeloma, as well as in Phase 2 studies for the treatment of other cancers, and is the most advanced anti-cancer compound of its class in late-stage development. The FDA has granted perifosine orphan-drug designation in multiple myeloma and in neuroblastoma and Fast Track designations in both refractory advanced colorectal cancer and multiple myeloma. Additionally, an agreement was reached with the FDA to conduct the Phase 3 trials in both of these indications under a Special Protocol Assessment (“SPA”). Perifosine has also been granted Orphan Medicinal Product designation from the EMA in multiple myeloma, and has received positive Scientific Advice from the EMA for both the advanced colorectal cancer and multiple myeloma programs, with ongoing Phase 3 trials for these indications expected to be sufficient for registration in Europe. Perifosine rights have been licensed to Keryx Biopharmaceuticals, Inc. (“Keryx”) for North America to Handok Pharmaceuticals Co. Ltd. for Korea and, during the first quarter of 2011, to Yakult Honsha Co. Ltd. (“Yakult”) for Japan.

On April 4, 2011, we announced that two posters on perifosine were presented at the 102nd annual meeting of the AACR at the Orange County Convention Center in Orlando, Florida. Perifosine demonstrated antitumor activity in several gastric cancer cell lines. Furthermore, perifosine enhanced the antitumor activity of 5-FU in parts of the cell lines — including 5-FU resistant cell lines. 5-FU is the active metabolite of the prodrug Xeloda, which is approved for the treatment of advanced gastric cancer in many countries including Japan and Korea.

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Perifosine also markedly enhanced the antitumor activity of the cellular TRAIL based treatment and was able to overcome TRAIL resistance both in vitro and in vivo. The results are in line with other studies demonstrating the synergistic effects of perifosine with cytotoxic drugs, including bortezomib and 5-FU.

Corporate developments

During the three-month period ended June 30, 2011, we completed the drawdowns remaining under the February ATM Sales Agreement. During the quarter, we raised a total of $14.7 million in gross proceeds, bringing the total aggregate gross proceeds raised under the February ATM Sales Agreement, on a year-to-date basis, to $19.7 million.

On June 29, 2011, we entered into the June ATM Sales Agreement, under which we may, at our discretion, from time to time during the 24-month term of the agreement, sell up to 9.5 million of our common shares through ATM issuances on the Nasdaq Stock Market for aggregate gross proceeds not to exceed $24.0 million. The June ATM Sales Agreement, similar to the February ATM Sales Agreement, provides that common shares may be sold at market prices prevailing at the time of sale, and, as a result, prices may vary.

Subsequent to quarter-end

On July 27, 2011, we announced the completion of patient recruitment for the ongoing Phase 3 trial with perifosine in refractory advanced colorectal cancer. The trial, involving over 430 patients, is being conducted pursuant to an SPA with the FDA and with Fast Track Designation. This Phase 3 X-PECT trial is a randomized (1:1), double-blind trial comparing the efficacy and safety of perifosine + capecitabine vs. placebo + capecitabine in patients with refractory advanced colorectal cancer.

On July 26, 2011, we announced completion of our Phase 3 study with AEZS-130 as the first oral diagnostic test for AGHD. We are currently proceeding with detailed analyses of the data and preparing for a pre-NDA meeting with the FDA in the upcoming months, which would be followed by the filing of an NDA for the registration of AEZS-130 in the United States.

On July 12, 2011, we announced that the European Patent Office had granted a patent for the use of alkyl phosphocholines, more specifically perifosine (octadecyl 1,1-dimethylpiperidino-4-yl phosphate), in the preparation of a medicament for the treatment of benign and malignant tumors, prior to and/or during the treatment with approved anti-tumor anti-metabolites such as 5FU (“fluorouracil”) and capecitabine. The patent (EP #1 545 553) titled, “Use of Alkyl Phosphocholines in Combination with Anti-Tumour Medicaments”, became effective as of July 13, 2011, and will expire on July 28, 2023.

Subsequent to quarter-end, we issued a total of approximately 1.9 million common shares under the June ATM Sales Agreement for aggregate gross proceeds of $4.3 million, less cash and non-cash transaction costs totalling $0.3 million.

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Interim Consolidated Statements of Comprehensive Loss Information

	Three months ended June 30,		Six months ended June 30,
(in thousands, except for share and per share data)	2011	2010	2011	2010
	$	$	$	$
Revenues
Sales and royalties	6,114	5,165	13,206	10,881
License fees and other	409	419	706	1,125
	6,523	5,584	13,912	12,006

Operating expenses
Cost of sales	5,497	4,415	11,520	9,032
Research and development costs, net of tax credits and grants	5,563	5,374	11,061	11,519
Selling, general and administrative expenses	3,434	3,745	6,593	6,802
	14,494	13,534	29,174	27,353

Loss from operations	(7,971)	(7,950)	(15,262)	(15,347)

Finance income	265	2,332	1,089	3,874
Finance costs	(2,863)	(558)	(5,612)	(448)
Net finance (costs) income	(2,598)	1,774	(4,523)	3,426

Loss before income taxes	(10,569)	(6,176)	(19,785)	(11,921)
Income tax expense	—	—	(841)	—

Net loss	(10,569)	(6,176)	(20,626)	(11,921)

Other comprehensive (loss) income:
Foreign currency translation adjustments	(526)	573	(1,865)	1,315

Comprehensive loss	(11,095)	(5,603)	(22,491)	(10,606)

Net loss per share
Basic and diluted	(0.12)	(0.08)	(0.23)	(0.17)
Weighted average number of shares outstanding
Basic and diluted	90,690,019	72,918,880	88,721,832	68,031,569

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Revenues

Revenues are derived primarily from sales and royalties as well as from license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection), marketed for reproductive health assistance for in vitro fertilization, as well as from active pharmaceutical ingredients. Royalties are derived indirectly from ARES Trading S.A.’s (“Merck Serono”) net sales of Cetrotide® and represent the periodic amortization, under the units-of-revenue method, of the proceeds received in connection with the 2008 sale to Cowen Healthcare Royalty Partners L.P. of the underlying future royalty stream.

License fees include periodic milestone payments, research and development (“R&D”) contract fees and the amortization of upfront payments received from our licensing partners.

Sales and royalties were $6.1 million and $13.2 million for the three-month and six-month periods ended June 30, 2011, respectively, as compared to $5.2 million and $10.9 million for the same periods in 2010. This increase is largely related to comparative higher-than-normal deliveries of Cetrotide® to certain customers as well as to the comparative strengthening of the euro against the US dollar.

Sales and royalties of the third quarter 2011 are expected to increase slightly, as compared to the second quarter of 2011, given a higher volume of Cetrotide® sales, based on recently received firm orders from Merck Serono.

License fees and other revenues are expected to increase slightly in subsequent quarters of 2011, as compared to the second quarter of 2011, given expected future cost reimbursement billings to Keryx in connection with ongoing perifosine-related initiatives.

Operating Expenses

Cost of sales increased to $5.5 million and $11.5 million for the three-month and six-month periods ended June 30, 2011, respectively, as compared to $4.4 million and $9.0 million for the same periods in 2010. These increases are largely attributable to the comparative increase in sales of Cetrotide®, as discussed above. Additionally, cost of sales as a percentage of sales and royalties increased to approximately 90% and 87% for the three-month and six-month periods ended June 30, 2011, respectively, compared to 85% and 83% for the same periods in 2010. Our lower margins are attributable to the increase in the sales of a dosing level of Cetrotide® that is more costly to produce.

R&D costs, net of tax credits and grants, were $5.6 million and $11.1 million for the three-month and six-month periods ended June 30, 2011, respectively, compared to $5.4 million and $11.5 million for the same periods in 2010.

The following table summarizes our net R&D costs by nature of expense:

(in thousands)	Three months ended June 30, 2011	Six months ended June 30, 2011
	$
Employee compensation and fringe benefits	2,294	4,774
Third-party costs	2,130	4,023
Facilities rent and maintenance	482	916
Other costs*	780	1,471
R&D tax credits and grants	(123)	(123)
	5,563	11,061

* including depreciation and amortization charges.

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The following table summarizes primary third-party R&D costs, by product candidate, incurred by the Company during the three-month and six-month periods ended June 30, 2011.

(in thousands, except percentages)

			Three months ended June 30, 2011		Six months ended June 30, 2011
Product	Status	Indication	$	%	$	%
Perifosine	Phases 2 and 3	Oncology	788	37.0	1,053	26.2
AEZS-108	Phase 2	Oncology	142	6.7	1,034	25.7
AEZS-130	Phase 3	Endocrinology (diagnosis of AGHD)	510	23.9	805	20.0
AEZS-129, AEZS-131 and AEZS-132; Erk/ PI3K	Preclinical	Oncology	459	21.5	644	16.0
AEZS-112	Phase 1	Oncology	39	1.8	61	1.5
Other	Preclinical	Oncology and endocrinology	192	9.1	426	10.6
			2,130	100.0	4,023	100.0

We expect net R&D costs to increase in the second half of 2011, as compared to the second quarter of 2011, as we continue to focus on the development of perifosine, AEZS-108 and AEZS-130. In particular, given the successful raising of additional capital via the recent ATM drawdowns, we plan to invest additional proceeds in efforts related to perifosine in multiple myeloma in Europe and for the purchase of raw materials in connection with ongoing efforts related to AEZS-108.

Whereas we had previously stated that we expect to incur a total of between $23.0 million and $25.0 million in net R&D costs for the twelve-month period ended December 31, 2011, we now expect, excluding the impact of unforeseen foreign exchange rate fluctuations, that net R&D costs will total approximately $27.0 million for the full year 2011, due to the additional investments discussed above. We note, however, that our R&D estimates may be revised in future quarters as we continue to advance our development activities and as new information becomes available. We also note that many perifosine-related development activities are sponsored by our North American license partner, Keryx and that we continue to seek government grants for our earlier-stage projects.

Selling, general and administrative (“SG&A”) expenses were $3.4 million and $6.6 million for the three-month and six-month periods ended June 30, 2011, respectively, as compared to $3.7 million and $6.8 million for the same periods in 2010.

We expect that SG&A expenses will increase slightly in the third quarter of 2011, as compared to the second quarter of 2011, given both the additional expected Cetrotide® sales volume and the expected establishment of European marketing and sales efforts related to perifosine.

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Net finance (costs) income, comprised predominantly of net foreign exchange gains and losses, the change in fair value of our warrant liability and the unrealized gain on our short-term investment (2011 only), for the three-month and six-month periods ended June 30, 2011 totalled ($2.6 million) and ($4.5 million), respectively, as compared to $1.8 million and $3.4 million for the same periods in 2010, as presented below.

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Finance income
Net gains due to changes in foreign currency exchange rates	—	2,301	—	3,785
Interest income	42	31	72	89
Unrealized gain on held-for-trading financial instrument	223	—	1,017	—
	265	2,332	1,089	3,874
Finance costs
Net change in fair value of warrant liability	(2,219)	(556)	(3,866)	(444)
Net losses due to changes in foreign currency exchange rates	(642)	—	(1,742)	—
Unwinding of discount	(2)	(2)	(4)	(4)
	(2,863)	(558)	(5,612)	(448)
	(2,598)	1,774	(4,523)	3,426

The significant increase in net finance costs during the three- and six-month periods ended June 30, 2011, as compared to the same periods in 2010, is due to the change in fair value of our warrant liability. That change results from the periodic “mark-to-market” revaluation, via the application of the Black-Scholes option pricing model, of currently outstanding share purchase warrants. The Black-Scholes “mark-to-market” warrant valuation most notably has been impacted by the market price of our common shares, which, on the Nasdaq market, has increased consistently from $1.72 as at December 31, 2010, to $2.20 as at June 30, 2011.

Additionally, our net finance costs increased during the three- and six-month periods ended June 30, 2011 from the same periods in 2010 due to higher foreign exchange losses, which in turn resulted primarily from the weakening of the US dollar against the euro during the first half of 2011. Since December 31, 2010, the US dollar lost approximately 8.4% of its value against the euro. As a result, we recorded foreign exchange losses on transactions and on cash and cash equivalent balances denominated in US dollars. The aforementioned increases have been partially offset by the unrealized gains on our short-term investment, which is carried at fair value.

It can be noted that neither the losses resulting from the periodic mark-to-market valuation of our share purchase warrants nor the gains resulting from the fair value adjustments to our short-term investment has resulted in any cash disbursement or cash receipt during the three-month or six-month periods ended June 30, 2011 and 2010.

Net loss for the three-month and six-month periods ended June 30, 2011 was $10.6 million and $20.6 million, or $0.12 and $0.23 per basic and diluted share, respectively, compared to $6.2 million and $11.9 million, or $0.08 and $0.17 per basic and diluted share, for the same periods in 2010. This increase is mainly related to higher net finance costs, as discussed above, and, on a comparative year-to-date basis only, to higher income tax expense, which was payable in connection with the establishment of our licensing agreement with Yakult, as noted above.

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Quarterly Consolidated Results of Operations Information

	Quarters ended
(in thousands, except for per share data)	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010
	$	$	$	$

Revenues	6,523	7,389	9,971	5,726
Loss from operations	(7,971)	(7,291)	(4,003)	(5,456)
Net loss	(10,569)	(10,057)	(6,610)	(9,920)
Net loss per share
Basic and diluted	(0.12)	(0.12)	(0.08)	(0.12)

	Quarters ended
	June 30, 2010	March 31, 2010	December 31, 2009*	September 30, 2009*
	$	$	$	$

Revenues	5,584	6,422	40,182	8,565
Earnings (loss) from operations	(7,950)	(7,397)	11,511	(9,789)
Net earnings (loss)	(6,176)	(5,745)	12,032	(11,288)
Net earnings (loss) per share
Basic and diluted	(0.08)	(0.09)	0.19	(0.19)

*     as per our previously filed quarterly and annual consolidated financial statements prepared in accordance with Canadian GAAP.  These periods have not been adjusted to reflect any retrospective IFRS conversion adjustments. Those adjustments would have included, among others, our periodic fair value adjustments to our warrant liability. As such, the 2009 Canadian GAAP quarterly figures presented above are not entirely comparable to the 2010 and 2011 IFRS amounts.

Net earnings (loss) per share are (is) based on each reporting period’s weighted average number of shares outstanding, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net earnings (loss) per share amounts may not equal year-to-date net loss per share.

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Interim Consolidated Statement of Financial Position Information

(in thousands)	As at June 30, 2011	As at December 31, 2010
	$	$

Cash and cash equivalents	46,612	31,998
Short-term investment	3,029	1,934
Trade and other receivables and other current assets	10,398	9,877
Restricted cash	900	827
Property, plant and equipment, net	3,558	3,096
Other non-current assets	14,731	13,716
Total assets	79,228	61,448

Payables and other current liabilities	18,233	13,350
Long-term payable (current and non-current portions)	124	150
Warrant liability (current and non-current portions)	15,652	14,367
Non-financial non-current liabilities*	60,511	51,156
Total liabilities	94,520	79,023
Shareholders’ deficiency	(15,292)	(17,575)
Total liabilities and shareholders’ deficiency	79,228	61,448

* Comprised mainly of deferred revenues, employee future benefits and provision.

The increase in cash and cash equivalents as at June 30, 2011, as compared to December 31, 2010, is due to the receipt of the upfront license payment in connection with our development, commercialization and licensing agreement entered into with Yakult, as noted above; the receipt of net proceeds pursuant to drawdowns made in connection with the February ATM Sales Agreement, as discussed above; and, the comparative strengthening, in the first half of 2011, of the euro against the US dollar, as compared to December 31, 2010. These increases were partially offset by recurring disbursements and other variations in components of our working capital.

Our warrant liability increased from December 31, 2010 to June 30, 2011 predominantly due to the change in fair value pursuant to the periodic “mark-to-market” revaluation of the underlying outstanding share purchase warrants, partly offset by the impact of warrant exercises during the six-month period ended June 30, 2011.

Non-financial liabilities increased from December 31, 2010 mainly as a result of the deferral of the upfront payment received in connection with our development, commercialization and licensing agreement entered into with Yakult, as well as due to the strengthening of the euro against the US dollar.

The net decrease in shareholders’ deficiency from December 31, 2010 to June 30, 2011 is attributable to an increase in share capital following the issuance of common shares pursuant to the aforementioned drawdowns made in connection with the February ATM Sales Agreement, partially offset by the increase in our deficit due to the net loss for the six months ended June 30, 2011 and by the increase in accumulated other comprehensive loss, which in turn is comprised of cumulative translation adjustments.

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Financial Liabilities, Obligations and Commitments

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements related to the production of Cetrotide® and to other R&D programs. The following table summarizes future cash requirements with respect to these obligations.

		Payments due by period
(in thousands)	Carrying amount	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	$	$	$	$	$
Commercial commitments	16,737	9,408	7,329	—	—
Operating leases	9,993	2,183	4,038	3,479	293
Long-term payable	124	62	62	—	—
	26,854	11,653	11,429	3,479	293

Outstanding Share Data

As at August 10, 2011, there were 97,088,126 common shares issued and outstanding, as well as 6,727,965 stock options outstanding. Share purchase warrants outstanding as at August 10, 2011 represented a total of 11,266,104 equivalent common shares.

Capital disclosures

Our objective in managing capital, primarily composed of shareholders’ deficiency and cash and cash equivalents, is to ensure sufficient liquidity to fund our R&D activities, SG&A expenses, working capital and capital expenditures.

Our priority is to optimize our liquidity by non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. More recently, however, we have raised additional capital via registered direct offerings and drawdowns related to the February ATM Sales Agreement, and we expect to continue to raise capital via drawdowns related to the June ATM Sales Agreement.

Our capital management objective remains the same as that of previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline.

We are not subject to any capital requirements imposed by any regulators or any other external source.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any given time and on the availability of funding from investors and prospective commercial partners.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures have been financed mainly through cash flows from operating activities and other non-dilutive activities, except for the registered direct offerings completed during the year ended December 31, 2010 and, more recently, the drawdowns related to the February ATM Sales Agreement and the June ATM Sales Agreement, as discussed above.

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Our cash and cash equivalents amounted to $46.6 million as at June 30, 2011, compared to $32.0 million as at December 31, 2010. As at June 30, 2011, cash and cash equivalents of the Company included €1.4 million.

Based on our assessment, which took into account current cash levels, as well as our strategic plan and corresponding budgets and forecasts, we believe that we have sufficient liquidity and financial resources to fund planned expenditures and other working capital needs for at least, but not limited to, the 12-month period following the balance sheet date of June 30, 2011.

We may endeavour to secure additional financing, as required, through strategic alliance arrangements or through other non-dilutive activities, as well as via the issuance of new share capital.

The variations in our liquidity by activity are explained below.

Operating Activities

Cash used in operating activities totalled $8.0 million and $7.2 million for the three-month and six-month periods ended June 30, 2011, respectively, compared to $6.6 million and $17.4 million for the same periods in 2010. The significant decrease in cash used in operating activities on a year-to-date basis is predominantly related to the receipt of $8.4 million in connection with our development, commercialization and licensing agreement entered into with Yakult, as discussed above, as well as to lower trade accounts payable and higher trade accounts receivable settlements.

We expect net cash used in operating activities to increase in the third quarter of 2011, as compared to the second quarter of 2011, as we increase our investment in perifosine and in AEZS-108, as discussed above.

Financing Activities

Cash flows provided by financing activities decreased to $16.3 million and to $21.4 million for the three-month and six-month periods ended June 30, 2011, respectively, as compared to $25.7 million for each of the corresponding periods in 2010. The significant decrease is primarily due to lower proceeds from offerings such as the drawdowns related to the February ATM Sales Agreement, discussed above, which resulted in the receipt of net cash proceeds of $19.2 million, partly offset by an increase in proceeds received following the exercise of share purchase warrants.

Subsequent to quarter-end, we raised an additional $4.2 million in net proceeds in connection with the June ATM Sales Agreement. As a result, our year-to-date cash flows provided by financing activities will increase further during the third quarter of 2011.

Critical Accounting Policies, Estimates and Judgments

As noted above, our unaudited interim consolidated financial statements as at June 30, 2011 and for the three-month periods ended June 30, 2011 and 2010 have been prepared in accordance with IFRS. Note 18 to our unaudited interim consolidated financial statements as at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010, which note is incorporated by reference herein, discusses the impact of the transition to IFRS on our reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in our previous Canadian GAAP consolidated financial statements as at December 31, 2010 and for the three-month and six-month periods ended June 30, 2010. Comparative figures for 2010 have been adjusted to give effect to these changes.

The policies applied in our unaudited interim consolidated financial statements as at June 30, 2011 and for the three-month periods ended June 30, 2011 and 2010 are based on IFRS issued and outstanding as of August 10, 2011, which is the date at which the Company’s Board of Directors approved those unaudited interim consolidated financial

13

statements. Any subsequent changes to IFRS that will be applied in our annual consolidated financial statements as at and for the year ended December 31, 2011 could result in the restatement of those interim unaudited consolidated financial statements, including the transition adjustments recognized on transition to IFRS.

Additionally, the preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of our assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which our consolidated financial statements are prepared.  Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

A summary of those areas where we believe critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements can be found in note 2 to our interim consolidated financial statements as at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010, which note is incorporated by reference herein.

Accounting standards not yet adopted

In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard.  Per recent updates to IFRS 9, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. IFRS 12 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

14

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

In June 2011, the IASB amended International Accounting Standard (“IAS”) 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future. The amendments to IAS 1 apply to financial statements for annual periods beginning after July 1, 2012, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”), including the elimination of the option to defer the recognition of actuarial gains and losses (known as the “corridor method”), the streamlining of the presentation of changes in assets and liabilities arising from defined benefit plans and the enhancement of the disclosure requirements for defined benefit plans, including additional information about the characteristics of defined benefit plans and the risks to which entities are exposed through participation in those plans. The amendments to IAS 19 apply to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. We currently are evaluating any impact that this new guidance may have on our consolidated financial statements.

Outlook for 2011

Perifosine

We expect to continue the development of perifosine in collaboration with our partner, Keryx, who is responsible, in accordance with the terms of our license agreement, for the development and registration of perifosine in North America. We have access to all corresponding data at no additional cost; hence, we expect to benefit from current development activities in order to achieve registration in territories excluding North America.

Our primary focus continues to be on the advancement of the ongoing Phase 3 registration studies in both refractory advanced colorectal cancer and multiple myeloma, in conformity with the SPA received by Keryx from the FDA. Furthermore, given that we have obtained positive scientific advice from the EMA relative to a development and regulatory pathway so as to extend the reach of perifosine to European territories for the refractory advanced colorectal cancer and multiple myeloma indications, we do not expect to invest in any additional trials in Europe in refractory advanced colorectal cancer or multiple myeloma, since the EMA does not require that any studies be performed in addition to the studies currently in progress. For the ongoing Phase 3 study in multiple myeloma, we will continue to contribute to the recruitment of patients outside the US and to other aspects of the ongoing study; however, our partner Keryx will reimburse us for most of the corresponding costs.

Additionally, we will advance the preparation of our regulatory filings and our commercialization strategy ex-North America. Further, we will continue to accumulate Phase 1 and 2 results in multiple indications and we expect to initiate, with the collaboration of Keryx and our Asian partners, additional clinical trials.

AEZS-108

We expect to define our regulatory strategy for endometrial cancer with both the FDA and the EMA, with the goal of initiating a pivotal study in that indication.

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Additional proof-of-concept and investigator-driven Phase 1/2 studies, such as the ongoing study in castration refractory prostate cancer with the University of Southern California, and in refractory bladder cancer performed with the University of Miami, will continue to progress.

We also expect to initiate further proof-of-concept studies in patients with LHRH receptor-positive cancers such as triple negative breast cancer.

AEZS-130

Following the completion, subsequent to quarter-end, of the Phase 3 study for AEZS-130 as a diagnostic for AGHD in the United States, we expect to meet with the FDA and file an NDA thereafter.

We also expect to start a proof-of-concept study in cancer-induced cachexia.

Revenue expectations

Revenues are expected to increase slightly throughout the remainder of 2011, as compared to 2010, given our higher Cetrotide® sales expectations, as discussed above.

Cost reduction and development focus

During 2011, we expect to continue to focus our R&D efforts on our later-stage compounds, including perifosine, AEZS-108 and AEZS-130. Earlier-stage projects will be associated with grants, R&D credits or collaboration agreements. With our focused strategy, we can expect our R&D expenses to total approximately $27.0 million for the whole of 2011, as compared to $20.5 million in 2010.  However, certain R&D expenses will be reimbursed by our partner, Keryx, as mentioned above.

We expect that our overall operating burn in 2011 will decrease, as compared to 2010, due most notably to the receipt of $8.4 million in connection with our licensing agreement entered into with Yakult. Excluding the impact of exchange rate fluctuations, our operating burn for the next quarter is expected to increase as compared to the second quarter of 2011, given the aforementioned assumptions related to our expected R&D investments, SG&A expenses and expected variations in various components of our working capital.

Financial and Other Instruments

Foreign Currency Risk

Since we operate internationally, we are exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the euro could have a potentially significant impact on our results of operations.

For the three-month period ended June 30, 2011, we were not a party to any forward-exchange contracts, and no forward-exchange contracts were outstanding as at August 10, 2011.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. Cash and cash equivalents and restricted cash balances are maintained with high-credit quality financial institutions. Also, no accounts receivable balance due to the Company that is past due as at June 30, 2011 is significant. Consequently, management considers the risk of non-performance related to cash and cash equivalents, restricted cash and accounts receivable to be minimal.

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Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Related Party Transactions and Off-Balance Sheet Arrangements

We did not enter into transactions with any related parties during the three-month period ended June 30, 2011.

As at June 30, 2011, we did not have any interests in variable interest entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

Risks Associated with Operations

•                  Many of our products are currently at an early development stage. It is impossible to ensure that the R&D activities related to these products will result in the creation of profitable operations.

•                  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recover the R&D or other expenses we incur to develop and test new products.

•                  Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community, which may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results.

•                  We rely heavily on our proprietary information in developing and manufacturing our products and product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain or use our proprietary information or technologies.

•                  We have to establish and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us.

•                  There can be no assurance that we, our contract manufacturers or our partners, will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results. Also, we rely on third parties to manufacture and supply marketed products. At the same time, we have certain supply obligations vis-à-vis our licensing partners who are responsible for the marketing of the

17

products. To be successful, our products have to be manufactured in commercial quantities in compliance with quality controls and regulatory requirements. Even though it is our objective to minimize such risk by introducing alternative suppliers to ensure a constant supply at all times, we cannot guarantee that we will not experience supply shortfalls and, in such event, we may not be able to perform our obligations under contracts with our partners.

Risks Associated with Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market. We may endeavour to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital or other securities, as well as through other financing opportunities. We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products.

However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our future cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, the perifosine studies, the AEZS-108 studies and the AEZS-130 studies, as well as other ongoing studies from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the Nasdaq and TSX stock markets, strategic alliance agreements, and other relevant commercial considerations.

Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign, non-euro zone countries, we are more exposed to foreign currency risk. Additionally, given that we have significant balances held in US dollars, fluctuations in the US dollar exchange rate against the euro could have a potentially significant impact on our results of operations and on our available liquidity.

Risks Associated with Impairment of Intangible Assets

We evaluate goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that carrying values may not be recoverable. Intangible assets are impaired and goodwill impairment is indicated where the assets’ book values exceed their fair values. We have recorded impairment charges in recent years related to certain intangible assets with finite lives. Additionally, while no goodwill impairment charges have been recorded in recent years, a significant decline in the Company’s fair value could result in an impairment of goodwill.

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Risks Associated with Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is quite significant. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Volatility of Share Prices

Market prices of our common shares are subject to potentially significant fluctuations due to numerous developments directly affecting our business and by developments out of our control or unrelated to us. The stock market generally, and the biopharmaceutical sector in particular, are vulnerable to abrupt changes in investor sentiment. Prices of shares and trading volume of companies in the biopharmaceutical industry can fluctuate dramatically in ways unrelated to, or in ways that bear a disproportionate relationship to, operating performance. Our share price and trading volume may fluctuate based on a number of factors including, but not limited to: clinical and regulatory developments regarding our product candidates; delays in our anticipated development or commercialization timelines; developments regarding current or future third-party collaborators; other announcements by us regarding technological, product development or other matters; arrivals or departures of key personnel; governmental or regulatory action affecting our product candidates and our competitors’ products in the United States, Canada and other countries; developments or disputes concerning patent or proprietary rights; actual or anticipated fluctuations in our revenues or expenses; general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; and economic conditions in the United States, Canada or abroad. There is no guarantee that the market price of our common shares will be protected from any such fluctuations in the future.

Our listing on both the Nasdaq and the TSX may increase price volatility due to various factors, including different ability to buy or sell our common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of our common shares. A thin trading market could cause the price of our common shares to fluctuate significantly more than the stock market as a whole.

Delisting Risk

There can be no assurance that our common shares will remain listed on the Nasdaq Market. If we fail to meet any of the Nasdaq’s continued listing requirements, our common shares may be delisted. Any delisting of our common shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

A more comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Report on Form 20-F filed with the Canadian Securities Regulatory Authorities in lieu of an annual information form at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov, and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at June 30, 2011. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as at June 30, 2011.

19

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal control over financial reporting during the three-month period ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

On behalf of management,

Dennis Turpin, CA
Senior Vice President and Chief Financial Officer
August 10, 2011

20

Interim Consolidated Financial Statements

(Unaudited)

Aeterna Zentaris Inc.

As at June 30, 2011 and for the three-month and six-month periods ended

June 30, 2011 and 2010

(presented in thousands of US dollars)

Aeterna Zentaris Inc.

Interim Consolidated Financial Statements

(Unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

Interim Consolidated Statements of Financial Position	3
Interim Consolidated Statements of Changes in Shareholders’ Deficiency	4
Interim Consolidated Statements of Comprehensive Loss	5
Interim Consolidated Statements of Cash Flows	6
Notes to Interim Consolidated Financial Statements	7

Aeterna Zentaris Inc.

Interim Consolidated Statements of Financial Position

(in thousands of US dollars)

	June 30,	December 31,
(Unaudited)	2011	2010
	$	$
ASSETS
Current assets
Cash and cash equivalents	46,612	31,998
Short-term investment	3,029	1,934
Trade and other receivables (note 5)	4,404	5,421
Inventory (note 6)	4,884	3,311
Prepaid expenses and other current assets	1,110	1,145
	60,039	43,809
Restricted cash	900	827
Property, plant and equipment	3,558	3,096
Deferred charges and other non-current assets	1,041	803
Identifiable intangible assets	3,266	3,299
Goodwill (note 7)	10,424	9,614
	79,228	61,448
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 8)	13,284	10,260
Current portion of deferred revenues (note 4)	5,696	4,045
Current portion of long-term payable	62	60
	19,042	14,365
Deferred revenues (note 4)	47,166	39,052
Warrant liability (note 9)	14,905	13,412
Long-term payable	62	90
Employee future benefits	12,786	11,533
Provision and other non-current liabilities (note 10)	559	571
	94,520	79,023
SHAREHOLDERS’ DEFICIENCY
Share capital (note 11)	84,790	60,900
Other capital	81,975	81,091
Deficit	(181,193)	(160,567)
Accumulated other comprehensive (loss) income	(864)	1,001
	(15,292)	(17,575)
	79,228	61,448

Subsequent events (note 19)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

Juergen Ernst	Gérard Limoges
Director	Director

Aeterna Zentaris Inc.

Interim Consolidated Statements of Changes in Shareholders’ Deficiency

For the six-month periods ended June 30, 2011 and 2010

(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance — January 1, 2011	83,429,914	60,900	81,091	(160,567)	1,001	(17,575)
Net loss	—	—	—	(20,626)	—	(20,626)
Foreign currency translation adjustments	—	—	—	—	(1,865)	(1,865)
Share issuances in connection with “At-the-Market” drawdowns (note 11)	9,964,548	18,951	—	—	—	18,951
Share issuances pursuant to the exercise of warrants (note 9)	1,657,286	4,734	—	—	—	4,734
Share issuances pursuant to the exercise of stock options (note 11)	133,548	205	(83)	—	—	122
Share-based compensation costs	—	—	967	—	—	967
Balance — June 30, 2011	95,185,296	84,790	81,975	(181,193)	(864)	(15,292)

(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance — January 1, 2010	63,089,954	41,524	79,943	(132,307)	—	(10,840)
Net loss		—	—	(11,921)	—	(11,921)
Share issuances pursuant to registered direct offerings, net of transaction costs	19,917,075	18,391	—	—	—	18,391
Share issuances pursuant to the exercise of warrants	116,667	327	—	—	—	327
Share issuances pursuant to the exercise of stock options	14,967	16	(5)	—	—	11
Foreign currency translation adjustments	—	—	—	—	1,315	1,315
Share-based compensation costs	—	—	701	—	—	701
Balance — June 30, 2010	83,138,663	60,258	80,639	(144,228)	1,315	(2,016)

The accompanying notes are an integral part of these interim consolidated financial statements.

Aeterna Zentaris Inc.

Interim Consolidated Statements of Comprehensive Loss

For the three-month and six-month periods ended June 30, 2011 and 2010

(in thousands of US dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2011	2010	2011	2010
	$	$	$	$
Revenues
Sales and royalties	6,114	5,165	13,206	10,881
License fees and other	409	419	706	1,125
	6,523	5,584	13,912	12,006

Operating expenses
Cost of sales	5,497	4,415	11,520	9,032
Research and development costs, net of tax credits and grants	5,563	5,374	11,061	11,519
Selling, general and administrative expenses	3,434	3,745	6,593	6,802
	14,494	13,534	29,174	27,353

Loss from operations	(7,971)	(7,950)	(15,262)	(15,347)

Finance income (note 13)	265	2,332	1,089	3,874
Finance costs (note 13)	(2,863)	(558)	(5,612)	(448)
Net finance (costs) income	(2,598)	1,774	(4,523)	3,426

Loss before income taxes	(10,569)	(6,176)	(19,785)	(11,921)
Income tax expense (note 4)	—	—	(841)	—

Net loss	(10,569)	(6,176)	(20,626)	(11,921)

Other comprehensive (loss) income:
Foreign currency translation adjustments	(526)	573	(1,865)	1,315

Comprehensive loss	(11,095)	(5,603)	(22,491)	(10,606)

Net loss per share (note 17)
Basic and diluted	(0.12)	(0.08)	(0.23)	(0.17)
Weighted average number of shares outstanding (note 17)
Basic and diluted	90,690,019	72,918,880	88,721,832	68,031,569

The accompanying notes are an integral part of these interim consolidated financial statements.

Aeterna Zentaris Inc.

Interim Consolidated Statements of Cash Flows

For the three-month and six-month periods ended June 30, 2011 and 2010

(in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2011	2010	2011	2010
	$	$	$	$
Cash flows from operating activities
Net loss	(10,569)	(6,176)	(20,626)	(11,921)
Items not affecting cash and cash equivalents
Depreciation and amortization	405	378	774	789
Share-based compensation costs	607	265	967	701
Change in fair value of warrant liability	2,219	556	3,866	444
Gain on held-for-trading financial instrument	(223)	—	(1,017)	—
Employee future benefits	69	211	268	454
Amortization of deferred revenues	(1,377)	(1,414)	(2,793)	(2,954)
Foreign exchange gain (loss) on items denominated in foreign currencies	317	(2,407)	1,215	(3,725)
Amortization of prepaid expenses and other non-cash items	1,072	1,501	1,559	3,050
Changes in operating assets and liabilities (note 14)	(518)	468	8,600	(4,273)
Net cash used in operating activities	(7,998)	(6,618)	(7,187)	(17,435)

Cash flows from financing activities
Proceeds from issuances of common shares, net of cash transaction costs of $592 in 2011 (note 11) and $1,506 in 2010	14,259	25,580	19,158	25,580
Proceeds from the exercise of share purchase warrants (note 9)	1,979	146	2,153	146
Proceeds from the exercise of stock options (note 11)	82	11	122	11
Repayment of long-term payable	—	—	(31)	(27)
Net cash provided by financing activities	16,320	25,737	21,402	25,710

Cash flows from investing activities
Purchases of property, plant and equipment	(462)	(17)	(674)	(29)
Net cash used in investing activities	(462)	(17)	(674)	(29)

Effect of exchange rate changes on cash and cash equivalents	435	(738)	1,073	(1,035)

Net change in cash and cash equivalents	8,295	18,364	14,614	7,211

Cash and cash equivalents — Beginning of period	38,317	26,947	31,998	38,100

Cash and cash equivalents — End of period	46,612	45,311	46,612	45,311

Cash and cash equivalents components:
Cash	7,193	40,268	7,193	40,268
Cash equivalents	39,419	5,043	39,419	5,043
	46,612	45,311	46,612	45,311

The accompanying notes are an integral part of these interim consolidated financial statements.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1              Basis of preparation

The accompanying interim consolidated financial statements of Aeterna Zentaris Inc. (the “Company”) as at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010 are unaudited.

These unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”).

Prior to January 1, 2011, the Company’s consolidated financial statements had been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from IFRS. Accordingly, the Company commenced reporting on an IFRS basis in its unaudited interim consolidated financial statements as at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010.

Note 18 discusses the impact of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s Canadian GAAP consolidated financial statements as at December 31, 2010, as at June 30, 2010 and for the three-month and six-month periods ended June 30, 2010. Comparative figures for 2010 in these unaudited interim consolidated financial statements have been adjusted to give effect to those changes.

The policies applied in these unaudited interim consolidated financial statements are based on IFRS issued and outstanding as at August 10, 2011, the date at which the Company’s Board of Directors approved these unaudited interim consolidated financial statements. Any subsequent changes to IFRS that will be applied in the Company’s annual consolidated financial statements as at and for the year ended December 31, 2011 could result in the restatement of these interim unaudited consolidated financial statements, including the adjustments recognized on transition to IFRS.

These unaudited interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP consolidated financial statements as at December 31, 2010 and December 31, 2009 and for the years ended December 31, 2010, 2009 and 2008, as well as with the Company’s unaudited interim consolidated financial statements as at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010. In these unaudited interim consolidated financial statements, the term “Canadian GAAP” refers to Canadian GAAP as applicable prior to the adoption of IFRS.

The accompanying unaudited interim consolidated financial statements were prepared on a going concern basis, under the historical cost convention, as modified by the revaluation of held-for-trading financial assets and of the warrant liability, which are measured at fair value through profit or loss (“FVTPL”).

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and the exercise of management’s judgment in applying the Company’s accounting policies. Areas involving a high degree of judgment or complexity and areas where assumptions and estimates are significant to the Company’s consolidated financial statements are discussed in note 2.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

2              Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures.  Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change.  As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Revenue recognition

Royalty revenues calculated under the “units-of-revenue” method are dependent upon certain assumptions, including expected future third-party net sales of Cetrotide®. Any future changes in the assumptions utilized to determine the amortization of deferred revenues could result in a change in the timing of the Company’s royalty revenue recognition.

Management’s assessments related to the recognition of revenues related to arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon certain assumptions and estimates, including arrangement-specific cash flow projections (discounted using appropriate interest rates), the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the assumptions or estimates change, future operating results could be affected.

Fair value of the short-term investment, warrant liability and stock options

Determining the fair value of the short-term investment, warrant liability and stock options requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results, liabilities or other components of shareholders’ deficiency.

Identifiable intangible assets and goodwill and impairment

The values associated with identifiable intangible assets with finite lives and goodwill are determined by applying significant estimates and assumptions, including those related to cash flow projections, economic risk, discount rates and asset lives.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Valuations performed in connection with post-acquisition assessments of impairment of identifiable intangible assets are based on estimates that include risk-adjusted future cash flows, which are discounted using appropriate interest rates. Projected cash flows are based on business forecasts, trends and expectations and are therefore inherently judgmental. Future events could cause the assumptions utilized in impairment assessments to change, resulting in a potentially significant effect on the Company’s future operating results due to increased impairment charges, or reversals thereof, or adjustments to amortization charges.

The annual impairment assessment related to goodwill is based on estimates that are derived from current market capitalization and on other factors, including assumptions related to recent industry-specific market analyses. Future events, including a significant reduction in the Company’s share price, could cause the assumptions utilized in the impairment tests to change, resulting in a potentially adverse effect on the Company’s future results due to increased impairment charges.

Employee future benefits

The determination of expense and obligations associated with employee future benefits requires the use of assumptions, such as the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and estimated employee turnover. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results that are estimated based on the aforementioned assumptions.

Income taxes and valuation allowance

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of Group entities’ ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful commercialization of the Company’s products. To the extent that management’s assessment of any Group entity’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

3              Recent accounting pronouncements

In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard.  Per recent updates to IFRS 9, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 applies

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. IFRS 12 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future. The amendments to IAS 1 apply to financial statements for annual periods beginning after July 1, 2012, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”), including the elimination of the option to defer the recognition of actuarial gains and losses (known as the “corridor method”), the streamlining of the presentation of changes in assets and liabilities arising from defined benefit plans and the enhancement of the disclosure requirements for defined benefit plans, including additional information about the characteristics of defined benefit plans and the risks to which entities are exposed through participation in those plans. The amendments to IAS 19 apply to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

4              Development, commercialization and license agreement

On March 8, 2011, the Company entered into an agreement with Yakult Honsha Co. Ltd. (“Yakult”) for the development, manufacture and commercialization of perifosine in all human uses, excluding leishmaniasis, in Japan. Under the terms of this agreement, Yakult made an initial, non-refundable gross upfront payment to the Company of €6,000,000 (approximately $8,412,000). Also per the agreement, the Company will be

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

entitled to receive up to a total of €44,000,000 (approximately $63,890,000) upon achieving certain pre-established milestones, including the occurrence of certain clinical and regulatory events in Japan. Furthermore, the Company will be entitled to receive double-digit royalties on future net sales of perifosine in the Japanese market.

The Company has substantial continuing involvement in the aforementioned arrangement, including the use of commercially reasonable efforts to develop, apply for and obtain relevant regulatory approval for, manufacture and commercialize perifosine outside Japan, which will facilitate the ultimate commercialization process within Japan. Additionally, the Company will ensure a stable supply of perifosine and related trial products to Yakult throughout the ongoing development process and will maintain relevant patent rights over the term of the arrangement. Lastly, per the terms of the aforementioned agreement, the Company has agreed to supply perifosine, on a cost-plus basis, to Yakult following regulatory approval.

The Company has applied the provisions of IAS 18, Revenue, and has determined that all deliverables and performance obligations contemplated by the agreement with Yakult should be accounted for as a single unit of accounting, limited to amounts that are not contingent upon the delivery of additional items or the meeting of other specified performance conditions which are not known, probable or estimable at the time at which the agreement with Yakult was entered into.

The Company has deferred the non-refundable license fee and is amortizing the related payment as revenue on a straight-line basis over the duration of the Company’s continuing involvement in the arrangement, which approximates the estimated life cycle of the product that is currently under development and the expected period over which Yakult will derive value from the use of, and access to, the underlying license.

In determining the period over which license revenues are to be recognized, and in addition to due consideration of the Company’s continuing involvement, as discussed above, the Company considered the remaining expected life of applicable patents as the most reasonable basis for estimating the underlying product’s life cycle. However, the Company may adjust the amortization period based on appropriate facts and circumstances not yet known, including, but not limited to, the extension(s) of patents, the granting of new patents, the economic lives of competing products and other events that would significantly change the duration of the Company’s continuing involvement and performance obligations or benefits expected to be derived by Yakult.

Future milestones will be recognized as revenue individually and in full upon the actual achievement of the related milestone, given the substantive nature of each milestone. Lastly, upon initial commercialization and sale of the developed product, the Company will recognize royalty revenues as earned, based on the contractual percentage applied to the actual net sales achieved by Yakult, as per the aforementioned agreement.

The Company was required to remit to the Japanese tax authorities $841,000 of the gross proceeds received from Yakult.  This amount, which was withheld at the source, was recognized as income tax expense in the consolidated statement of comprehensive loss in accordance with the provisions of IAS 12, Income Taxes.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

5              Trade and other receivables

	As at June 30, 2011	As at December 31, 2010
	$	$
Trade accounts receivable	3,415	4,555
Value added tax	718	595
Other	271	271

	4,404	5,421

6              Inventory

	As at June 30, 2011	As at December 31, 2010
	$	$
Raw materials	1,709	1,899
Work in progress	2,743	1,412
Finished goods	432	—

	4,884	3,311

7              Goodwill

The change in carrying value is as follows:

$
Balance as at December 31, 2010	9,614
Impact of foreign exchange rate changes	810

Balance as at June 30, 2011	10,424

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

8              Payables and accrued liabilities

	As at June 30, 2011	As at December 31, 2010
	$	$
Trade accounts payable	9,339	6,388
Salaries, employment taxes and benefits	733	1,427
Current portion of warrant liability	747	955
Accrued R&D costs	953	615
Accrued Cetrotide® services and deliveries	467	221
Other	1,045	654

	13,284	10,260

9              Warrant liability

The change in the Company’s warrant liability can be summarized as follows:

Six months ended June 30, 2011
$

Balance — Beginning of period*	14,367
Share purchase warrants exercised during the period	(2,580)
Change in fair value of share purchase warrants	3,866
Change in value attributable to foreign exchange rate changes	(1)
15,652
Less: current portion	747

Balance — End of period	14,905

* Includes current portion of $955 and non-current portion of $13,412.

A summary of the activity related to the Company’s share purchase warrants is provided below.

	Six months ended June 30, 2011		Year ended December 31, 2010
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance - Beginning of period	12,923,390	1.53	4,110,603	1.70
Granted	—	—	9,111,604	1.44
Exercised	(1,657,286)	1.30	(298,817)	1.32

Balance - End of period	11,266,104	1.56	12,923,390	1.53

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The table presented below shows the inputs and assumptions applied to the Black-Scholes pricing model in order to determine the fair value of warrants outstanding as at June 30, 2011.

	June 2009 Investor Warrants	June 2009 Compensation Warrants	October 2009 Investor Warrants	October 2009 Compensation Warrants	April 2010 Investor Warrants	June 2010 Investor Warrants	June 2010 Compensation Warrants
Number of equivalent shares	1,861,702	287,234	733,334	128,333	4,444,444	3,546,879	264,178
Market-value per share price	$2.20	$2.20	$2.20	$2.20	$2.20	$2.20	$2.20
Exercise price	$2.06	$2.35	$1.25	$1.50	$1.50	$1.37	$1.72
Risk-free annual interest rate	0.19%	0.19%	0.96%	0.27%	1.43%	1.27%	1.27%
Expected volatility	49.15%	49.15%	104.22%	76.33%	95.04%	98.16%	98.40%
Expected life (years)	0.48	0.48	3.31	1.31	4.31	3.98	3.96
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”), and as discussed in note 16.

10           Provision and other non-current liabilities

	As at June 30, 2011	As at December 31, 2010
	$	$
Onerous lease provision	360	388
Other	199	183

	559	571

11           Share capital

Common shares issued in connection with “At-the-Market” (“ATM”) sales agreements

February ATM Sales Agreement

On February 22, 2011, the Company entered into an ATM sales agreement (the “February ATM Sales Agreement”), under which the Company was able, at its discretion and from time to time during the 24-month term of the agreement, to sell up to 12,500,000 of its common shares through ATM issuances on the Nasdaq Stock Market for aggregate gross proceeds not to exceed $19,750,831. The February ATM Sales Agreement provided that common shares were to be sold at market prices prevailing at the time of sale, and, as a result, prices varied.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

During the six-month period ended June 30, 2011, the Company issued a total of 9,964,548 common shares under the February ATM Sales Agreement for aggregate gross proceeds of $19,749,945, less cash transaction costs of $592,498 and previously deferred transaction costs of $207,000.

June ATM Sales Agreement

On June 29, 2011, the Company entered into an additional ATM sales agreement (the “June ATM Sales Agreement”), under which the Company may, at its discretion, from time to time during the 24-month term of the agreement, sell up to 9,500,000 of its common shares through ATM issuances on the Nasdaq Stock Market for aggregate gross proceeds not to exceed $24,000,000. The June ATM Sales Agreement provides that common shares may be sold at market prices prevailing at the time of sale, and, as a result, prices may vary.

Stock options

The following table summarizes the activity under the Company’s stock option plan.

	Six months ended June 30, 2011				Year ended December 31, 2010
	Canadian Dollar Options		US Dollar Options		Canadian Dollar Options		US Dollar Options
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (US$)

Balance - Beginning of period	6,558,679	2.55	293,334	2.83	5,920,588	2.72	293,334	2.83
Granted	—	—	20,000	2.36	1,088,525	1.51	—	—
Exercised	(133,548)	0.90	—	—	(124,068)	0.90	—	—
Forfeited	—	—	—	—	(74,699)	0.95	—	—
Expired	—	—	—	—	(251,667)	3.22	—	—

Balance - End of period	6,425,131	2.59	313,334	2.80	6,558,679	2.55	293,334	2.83

12           Employee benefits expenses

The Company’s employee benefits expenses include the following:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Salaries, employment taxes and short-term benefits	3,341	3,143	6,612	6,343
Employee future benefits	69	211	268	454
Share-based compensation costs	607	265	967	701

Total employee benefits expenses	4,017	3,619	7,847	7,498

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

13           Finance income and finance costs

Components of the Company’s finance income and finance costs can be summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Finance income
Net gains due to changes in foreign currency exchange rates	—	2,301	—	3,785
Interest income	42	31	72	89
Unrealized gain on held-for-trading financial instrument	223	—	1,017	—
	265	2,332	1,089	3,874
Finance costs
Net change in fair value of warrant liability	(2,219)	(556)	(3,866)	(444)
Net losses due to changes in foreign currency exchange rates	(642)	—	(1,742)	—
Unwinding of discount	(2)	(2)	(4)	(4)
	(2,863)	(558)	(5,612)	(448)

	(2,598)	1,774	(4,523)	3,426

14           Supplemental disclosure of cash flow information

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Changes in operating assets and liabilities
Trade and other receivables	(343)	(114)	1,252	(1,396)
Inventory	(913)	(601)	(1,235)	109
Prepaid expenses and other current assets	(887)	(534)	(1,422)	(1,545)
Deferred charges and other non-current assets	(81)	(103)	(393)	(141)
Payables and accrued liabilities	1,596	1,820	1,900	(969)
Provision and other non-current liabilities	—	—	(24)	—
Deferred revenues	—	—	8,412	—
Income taxes	110	—	110	(331)
	(518)	468	8,600	(4,273)

During the six-month period ended June 30, 2011, the Company paid approximately $841,000 for income taxes, as discussed in note 4.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

15                                  Capital disclosures

The Company’s objective in managing capital, primarily composed of shareholders’ deficiency and cash and cash equivalents, is to ensure sufficient liquidity to fund research and development activities, general and administrative expenses, working capital and capital expenditures.

The Company’s priority is to optimize its liquidity needs by non-dilutive sources, including the sale of non-core assets, investment tax credits and grants, interest income, licensing and related services and royalties. More recently, however, the Company has raised or may raise additional capital via registered direct offerings and drawdowns related to the ATM sales agreements discussed in note 11.

The capital management objective of the Company remains the same as that of previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development pipeline.

The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

16                                  Financial instruments and financial risk management

Financial assets (liabilities) as at June 30, 2011 and December 31, 2010 are presented below.

June 30, 2011	Financial asset at FVTPL	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$	$

Cash and cash equivalents	—	46,612	—	—	46,612
Short-term investment	3,029	—	—	—	3,029
Trade and other receivables (note 5)	—	4,404	—	—	4,404
Restricted cash	—	900	—	—	900
Payables and accrued liabilities (note 8)	—	—	—	(12,537)	(12,537)
Long-term payable*	—	—	—	(124)	(124)
Warrant liability (note 9)*	—	—	(15,652)	—	(15,652)
Other non-current liabilities (note 10)	—	—	—	(191)	(191)
	3,029	51,916	(15,652)	(12,852)	26,441

*Includes current and non-current portions.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

December 31, 2010	Financial asset at FVTPL	Loans and receivables	Financial liabilities at FVTPL	Other financial liabilities	Total
	$	$	$	$	$

Cash and cash equivalents	—	31,998	—	—	31,998
Short-term investment	1,934	—	—	—	1,934
Trade and other receivables (note 5)	—	5,421	—	—	5,421
Restricted cash	—	827	—	—	827
Payables and accrued liabilities (note 8)	—	—	—	(9,305)	(9,305)
Long-term payable*	—	—	—	(150)	(150)
Warrant liability (note 9)*	—	—	(14,367)	—	(14,367)
Other non-current liabilities (note 10)	—	—	—	(183)	(183)
	1,934	38,246	(14,367)	(9,638)	16,175

*Includes current and non-current portions.

Fair value

The Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value, as defined in IFRS 7, which establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 7 are:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 — Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the Company’s cash and cash equivalents, trade and other receivables, restricted cash, payables, accrued liabilities, long-term payable and other long-term liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

Foreign currency risk

Since the Company operates internationally, it is exposed to currency risks as a result of potential exchange rate fluctuations related to non-intragroup transactions. In particular, fluctuations in the US dollar exchange rates against the EUR could have a potentially significant impact on the Company’s results of operations. The following variations are reasonably possible over a 12-month period:

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

•                  Foreign exchange rate variation of -5% (depreciation of the EUR) and +5%
(appreciation of the EUR) against the US$, from a period-end rate of EUR1 = US$1.4520.

If these variations were to occur, the impact on the Company’s net loss for each category of financial instruments held at June 30, 2011 would be as follows:

	Carrying	Transactions denominated in US$
	amount	-5%	+5%
	$	$	$

Cash and cash equivalents	43,738	2,187	(2,187)
Warrant liability*	15,652	(783)	783
Total impact on net loss — decrease/(increase)		1,404	(1,404)

*Includes current and non-current portions.

17                                  Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Net loss	(10,569)	(6,176)	(20,626)	(11,921)
Basic weighted average number of shares outstanding	90,690,019	72,918,880	88,721,832	68,031,569
Dilutive effect of stock options	1,349,938	429,044	1,136,689	278,805
Dilutive effect of share purchase warrants	2,918,642	156,071	838,633	—
Diluted weighted average number of shares outstanding	94,958,599	73,503,995	90,697,154	68,310,374
Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options	2,800,453	4,071,643	2,948,133	4,387,540
Warrants (number of equivalent shares)	287,234	11,388,873	2,171,396	13,105,540

For the three-month and six-month periods ended June 30, 2011 and 2010, the diluted net loss per share was the same as the basic net loss per share, since the effect of the assumed exercise of stock options and warrants to purchase common shares is anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The weighted average number of shares is influenced most notably by share issuances made in connection with financing activities, such as ATM drawdowns, which resulted in the issuance of a total of 9,964,548 common shares (see note 11) during the six-month period ended June 30, 2011. See also note 19.

18                                  Transition to IFRS

The Company’s consolidated financial statements as at and for the year ended December 31, 2011 will be the first annual financial statements that comply with IFRS.

The accompanying unaudited interim consolidated financial statements, prepared as described in note 1, reflect the relevant provisions of IFRS 1. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement of compliance with IFRS. The Company anticipates making this statement of compliance when it issues its 2011 annual consolidated financial statements.

IFRS 1 is based on the principle that the adoption of IFRS should be applied retrospectively. Retrospective application necessitates that comparative financial information be provided, and, as a result, the first date at which the Company has applied IFRS was January 1, 2010 (the “Transition Date”). However, IFRS 1 offers certain optional exemptions and mandatory exceptions to the retrospective application of IFRS to first-time preparers of IFRS financial statements. Those exemptions and exceptions, which are relevant to the Company, have been discussed in note 21 to the Company’s unaudited interim consolidated financial statements as at March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010.

Reconciliation of Canadian GAAP to IFRS

Reconciliations of shareholders’ equity (deficiency) as at December 31, 2010 and June 30, 2010 and comprehensive loss for the three-month and six-month periods ended June 30, 2010 are provided below. The Company’s first-time adoption of IFRS did not have any significant impact on previously reported cash flows from operating activities, financing activities or investing activities.

Reconciliation of shareholders’ equity (deficiency)		As at December 31, 2010	As at June 30, 2010
		$	$
Shareholders’ equity under Canadian GAAP		12,439	22,509
IFRS adjustments attributable to:
Impairment of Cetrotide® asset	(a)	(11,179)	(10,647)
Derecognition of deferred transaction costs	(b)	(3,947)	(3,840)
Liability accounting for share purchase warrants	(c)	(14,367)	(9,372)
Onerous lease provision	(d)	(312)	(339)
Termination benefit adjustment	(e)	(209)	(327)
Shareholders’ deficiency under IFRS		(17,575)	(2,016)

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of comprehensive loss		Three months ended June 30, 2010	Six months ended June 30, 2010
		$	$
Comprehensive loss under Canadian GAAP		(5,951)	(12,150)
IFRS adjustments attributable to:
Impairment of Cetrotide® asset	(a)	222	463
Derecognition of deferred transaction costs	(b)	121	252
Liability accounting for share purchase warrants	(c)	(1,976)	(1,948)
Onerous lease provision	(d)	13	26
Termination benefit adjustment	(e)	14	29
Share-based compensation	(f)	(120)	(413)
Foreign currency translation adjustments to shareholders’ deficiency	(g)	2,074	3,135
Comprehensive loss under IFRS		(5,603)	(10,606)

Explanatory notes

The following section discusses the changes in accounting policies that resulted in the adjustments shown in the preceding reconciliations.

(a)          Impairment of assets

Under Canadian GAAP, property, plant and equipment and intangible assets with finite lives were reviewed for impairment whenever events or circumstances indicated that the carrying values of those assets may not be recoverable. Impairments were deemed to exist when the carrying value of the asset or asset group was greater than the undiscounted future cash flows expected to be provided by the asset or asset group. The amount of impairment loss, if any, was equivalent to the excess of the asset’s or asset group’s carrying value over fair value, which in turn was determined based upon discounted cash flows or appraised values, depending on the nature of assets.

Under IFRS, once an indication of impairment is identified, similar to Canadian GAAP, an entity is required to make a formal estimate of recoverable amount. However, unlike Canadian GAAP, the carrying amount of an asset that is subject to impairment testing under IFRS is compared to the higher of fair value less costs to sell or value in use. Where the recoverable amount of an asset subject to impairment testing is compared to the asset’s value in use, any future cash flows expected to be provided by the asset are discounted, unlike Canadian GAAP.

As a result of the change in measurement methodology, the Company recognized an additional impairment charge, amounting to $12,907,000 as of the Transition Date related to the intangible asset, Cetrotide®, since the carrying amount of that asset exceeded its recoverable amount. The Company has adjusted related amortization charges in the Company’s comparative quarterly and year-to-date consolidated statements of comprehensive loss for the year ended December 31, 2010.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(b)         Deferred transaction costs

Under Canadian GAAP, transaction costs incurred in connection with the Company’s December 2008 sale to Cowen Healthcare Royalty Partners L.P. of the Company’s rights to royalties on future sales of Cetrotide® were capitalized as deferred charges and were being amortized based on the “units-of-revenue” method and over the same period in which the related deferred revenues were recognized as royalty revenues.

Under IFRS, the related transaction costs have been charged to expense as incurred.

As a result, the Company has derecognized the remaining unamortized portion of the deferred transaction costs, amounting to $4,747,000, as of the Transition Date and has reversed any related amortization expense in the Company’s comparative quarterly and year-to-date consolidated statements of comprehensive loss for the year ended December 31, 2010.

(c)          Accounting for share purchase warrants

Under Canadian GAAP, the Company had classified and was accounting for all of its outstanding common share purchase warrants as equity, on the basis that the warrants did not embody a contractual obligation on the Company to deliver cash or another financial asset to the holder of those warrants. All share purchase warrants issued in connection with the Company’s registered direct offerings contain a written put option, arising upon the occurrence of a Fundamental Transaction, as defined in all outstanding warrants and including a change in control. The exercise of the put options was not considered to be probable at any reporting date under Canadian GAAP.

Under IFRS, financial instruments that have terms whereby the issuer of the instrument does or could in the future not have the unconditional right to avoid delivering cash must be classified as a liability and measured at FVTPL. Additionally, IFRS requires that any transaction costs on financial instruments carried at FVTPL be expensed immediately, and not included in the initial measurement of the instrument.

As a result of the presence of the aforementioned put options, and despite the fact that the repurchase feature is conditional on a defined contingency, the share purchase warrants are required to be classified as a liability under IFRS, since such a contingency ultimately could result in the transfer of assets by the Company. As a result, all share purchase warrants are classified as a liability and are measured at fair value, or $1,664,000 as of the Transition Date, and any periodic changes in fair value are recognized as gains or losses through profit or loss.  Transaction costs related to the FVTPL instruments were expensed under IFRS.

(d)         Onerous lease provision

Under Canadian GAAP, there is no single standard that provides guidance related to the identification or accounting for provisions, nor are provisions specifically defined. Additionally, onerous contracts are not specifically referred to under Canadian GAAP. Implicit references to onerous arrangements are derived from broader principles underlying the definition of a contingency or liability and oftentimes are limited in practice to an entity’s exit or restructuring activities.

Under IFRS, accounting for onerous contracts, defined as contracts in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it,

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

is explicitly prescribed. Furthermore, the Company is required to determine, at each reporting date, whether any onerous contracts exist, and, if the Company has a contract that is deemed to be onerous, the present obligation under that contract must be recognized and measured as a provision.

The Company determined that it had a lease arrangement that was partially onerous as of the Transition Date, and as a result, a provision of $367,000 was recognized at that date.

(e)          Employee benefits

Actuarial gains and losses

Under Canadian GAAP, all actuarial gains and losses arising in the calculation of the Company’s defined benefit obligation have been recorded in profit or loss as incurred.

Under IFRS, actuarial gains and losses may be recognized, as incurred, in other comprehensive income or loss, provided that the Company does so for all of its defined benefit plans and all of its actuarial gains and losses.

Management has chosen to recognize actuarial gains and losses as incurred directly in other comprehensive loss beginning on the Transition Date. As a result, the Company adjusted its employee benefit expenses to remove the amortization of net actuarial gains, amounting to $191,000 for the year ended December 31, 2010. Instead, the amortization of net actuarial gains has been recorded directly in other comprehensive loss, net of tax, in the deficit in the consolidated statement of financial position as at December 31, 2010, without recycling to the consolidated statement of comprehensive loss in subsequent periods.

While this adjustment impacted the Company’s net loss, there was no effect on comprehensive loss.

Termination benefits

Certain Group employees in Germany are eligible to participate in a partial retirement program, which is composed of a full-time service period and an inactive period, where the employee receives 50% of his or her salary for each year as well as an annual bonus during the entire partial retirement period.

Under Canadian GAAP, the annual bonus to be paid in the inactive period is recognized as expense on a pro rata basis over the full-time service period.

Under IFRS, the entire bonus element of the partial retirement arrangement is recognized as an expense immediately when the related partial retirement agreement is established.

As a result, the Company has recognized an additional liability, amounting to $381,000, to reflect the aggregate bonus element of the partial retirement arrangement as of the Transition Date.

(f)            Share-based payments

Under Canadian GAAP, for share-based awards with graded vesting, the Company recognizes the fair value of the award (all tranches) on a straight-line basis over the underlying vesting period. Additionally, forfeitures of awards are not estimated at the date of grant and therefore are not included in the calculation of the grant-date fair value. Instead, all forfeitures of awards are recognized as they occur.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Under IFRS, each tranche of a share-based award with graded vesting is treated as a separate award, and the resulting compensation expense is recognized for each tranche over its distinct vesting period.  Furthermore, expected forfeitures of awards are required to be estimated at the date of grant and therefore are factored into the determination of fair value.

The Company has adjusted its periodic share-based compensation expense for underlying awards in order to reflect the change in policy related to graded vesting and estimated expected forfeitures.

(g)         Cumulative translation adjustment

Full retrospective application of IFRS would require an entity to determine the cumulative foreign currency translation differences, as per the provisions of IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date that a subsidiary or an equity-method investee was acquired. IFRS 1 permits a first-time adopter to reset any cumulative translation differences that existed at the date of transition to IFRS to zero. The Company has elected to reset its cumulative translation adjustment balance to zero on January 1, 2010, with a corresponding adjustment to the Company’s Transition Date deficit.

Reconciliations of consolidated financial statements

Presented below are reconciliations of the Company’s consolidated financial statements previously prepared under Canadian GAAP to the consolidated financial statements prepared in accordance with IFRS.

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of Consolidated Statement of Financial Position as at June 30, 2010

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balances	IFRS accounts
	$	$	$	$
ASSETS					ASSETS
Current assets					Current assets
Cash and cash equivalents	45,311	—	—	45,311	Cash and cash equivalents
Accounts receivable
Trade	3,453	—	986	4,439	Trade and other receivables
Other	883	—	(883)	—
Income taxes	103	—	(103)	—
Inventory	3,759	—	—	3,759	Inventory
Prepaid expenses and other current assets	1,127	(399)	—	728	Prepaid expenses and other current assets
	54,636	(399)	—	54,237
Restricted cash	755	—	—	755	Restricted cash
Property, plant and equipment	3,301	—	—	3,301	Property, plant and equipment
Deferred charges and other long-term assets	4,108	(3,441)	—	667	Deferred charges and other non-current assets
Intangible assets	13,926	(10,647)	—	3,279	Identifiable intangible assets, net
Goodwill	8,790	—	—	8,790	Goodwill
	85,516	(14,487)	—	71,029

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	9,710	(75)	—	9,635	Payables, provisions and accrued liabilities
Income taxes	531	—	—	531	Income taxes
Deferred revenues	4,543	—	—	4,543	Deferred revenues
Current portion of long-term payable	56	—	—	56	Current portion of long-term payable
	14,840	(75)	—	14,765
Deferred revenues	37,556	—	—	37,556	Deferred revenues
	—	9,372	—	9,372	Warrant liability
Long-term payable	113	—	—	113	Long-term payable
Employee future benefits	10,432	327	—	10,759	Employee future benefits
Other long-term liability	66	414	—	480	Provision and other non-current liabilities
	63,007	10,038	—	73,045
Commitments and contingencies					Commitments and contingencies
SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ DEFICIENCY
Share capital	59,623	635	—	60,258	Share capital
Warrants	9,629	(9,629)	—	—
Other capital	80,226	413	—	80,639	Other capital
Deficit	(137,868)	(6,360)	—	(114,228)	Deficit
Accumulated other comprehensive income	10,899	(9,584)	—	1,315	Accumulated other comprehensive income
	22,509	(24,525)	—	(2,016)
	85,516	(14,487)	—	71,029

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of Consolidated Statement of Comprehensive Loss for the three months ended June 30, 2010

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balances	IFRS accounts
	$	$	$	$
Revenues					Revenues
Sales and royalties	5,165	—	—	5,165	Sales and royalties
License fees and other	419	—	—	419	License fees and other
	5,584	—	—	5,584
Operating expenses					Operating expenses
Cost of sales, excluding depreciation and amortization	4,415	—	—	4,415	Cost of sales
Research and development costs, net of tax credits and grants	5,029	345	—	5,374	Research and development costs, net of tax credits and grants
Selling, general and administrative expenses	3,129	729	(113)	3,745	Selling, general and administrative expenses
Depreciation and amortization
Property, plant and equipment	242	(242)	—	—
Intangible assets	358	(358)	—	—
	13,173	474	(113)	13,534
Loss from operations	(7,589)	(474)	113	(7,950)	Loss from operations
Other income
Interest income	31	—	2,301	2,332	Finance income
Foreign exchange gain	3,108	—	(3,108)	—
	—	(1,252)	694	(558)	Finance costs
	3,139	(1,252)	(113)	1,774	Net finance income

Net loss	(4,450)	(1,726)	—	(6,176)	Net loss

Other comprehensive loss:					Other comprehensive income:
Foreign currency translation adjustments	(1,501)	2,074	—	573	Foreign currency translation adjustments
Comprehensive loss	(5,951)	348	—	(5,603)	Comprehensive loss

Net loss per share					Net loss per share
Basic and diluted	(0.06)	(0.02)	—	(0.08)	Basic and diluted
Weighted average number of shares					Weighted average number of shares
Basic and diluted	72,918,880	—	—	72,918,880	Basic and diluted

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of Consolidated Statement of Comprehensive Loss for the six months ended June 30, 2010

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balances	IFRS accounts
	$	$	$	$
Revenues					Revenues
Sales and royalties	10,881	—	—	10,881	Sales and royalties
License fees and other	1,125	—	—	1,125	License fees and other
	12,006	—	—	12,006
Operating expenses					Operating expenses
Cost of sales, excluding depreciation and amortization	9,032	—	—	9,032	Cost of sales
Research and development costs, net of tax credits and grants	10,730	789	—	11,519	Research and development costs, net of tax credits and grants
Selling, general and administrative expenses	5,921	828	53	6,802	Selling, general and administrative expenses
Depreciation and amortization
Property, plant and equipment	505	(505)	—	—
Intangible assets	747	(747)	—	—
	26,935	365	53	27,353
Loss from operations	(14,929)	(365)	(53)	(15,347)	Loss from operations
Other income
Interest income	89	—	3,785	3,874	Finance income
Foreign exchange gain	4,510	28	(4,538)	—
	—	(1,254)	806	(448)	Finance costs
	4,599	(1,226)	53	3,426	Net finance income

Net loss	(10,330)	(1,591)	—	(11,921)	Net loss

Other comprehensive loss:					Other comprehensive income:
Foreign currency translation adjustments	(1,820)	3,135	—	1,315	Foreign currency translation adjustments
Comprehensive loss	(12,150)	1,544	—	(10,606)	Comprehensive loss

Net loss per share					Net loss per share
Basic and diluted	(0.15)	(0.02)	—	(0.17)	Basic and diluted
Weighted average number of shares					Weighted average number of shares outstanding
Basic and diluted	68,031,569	—	—	68,031,569	Basic and diluted

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Reconciliation of Consolidated Statement of Financial Position as at December 31, 2010

Canadian GAAP accounts	Canadian GAAP balances	IFRS adjustments	IFRS reclassifications	IFRS balances	IFRS accounts
	$	$	$	$
ASSETS					ASSETS
Current assets					Current assets
Cash and cash equivalents	31,998	—	—	31,998	Cash and cash equivalents
Short-term investment	1,934	—	—	1,934	Short-term investment
Accounts receivable
Trade	4,555	—	866	5,421	Trade and other receivables
Other	748	—	(748)	—
Income taxes	118	—	(118)	—
Inventory	3,311	—	—	3,311	Inventory
Prepaid expenses and other current assets	1,511	(366)	—	1,145	Prepaid expenses and other current assets
	44,175	(366)	—	43,809
Restricted cash	827	—	—	827	Restricted cash
Property, plant and equipment	3,096	—	—	3,096	Property, plant and equipment
Deferred charges and other long-term assets	4,384	(3,581)	—	803	Deferred charges and other non-current assets
Intangible assets	14,478	(11,179)	—	3,299	Identifiable intangible assets
Goodwill	9,614	—	—	9,614	Goodwill
	76,574	(15,126)	—	61,448

LIABILITIES					LIABILITIES
Current liabilities					Current liabilities
Accounts payable and accrued liabilities	9,382	878	—	10,260	Payables and accrued liabilities
Deferred revenues	4,045	—	—	4,045	Current portion of deferred revenues
Current portion of long-term payable	60	—	—	60	Current portion of long-term payable
	13,487	878	—	14,365
Deferred revenues	39,052	—	—	39,052	Deferred revenues
	—	13,412	—	13,412	Warrant liability
Long-term payable	90	—	—	90	Long-term payable
Employee future benefits	11,324	209	—	11,533	Employee future benefits
Other long-term liability	182	389	—	571	Provision and other non-current liabilities
	64,135	14,888	—	79,023
SHAREHOLDERS’ EQUITY					SHAREHOLDERS’ DEFICIENCY
Share capital	60,149	751	—	60,900	Share capital
Warrants	9,493	(9,493)	—	—
Other capital	80,785	306	—	81,091	Other capital
Deficit	(150,756)	(9,811)	—	(160,567)	Deficit
Accumulated other comprehensive income	12,768	(11,767)	—	1,001	Accumulated other comprehensive income
	12,439	(30,014)	—	(17,575)
	76,574	(15,126)	—	61,448

Aeterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements (unaudited)

As at June 30, 2011 and for the three-month and six-month periods ended June 30, 2011 and 2010

(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

19                                  Subsequent events

From July 1, 2011 through August 10, 2011, the Company issued a total of 1,892,330 common shares under the June ATM Sales Agreement for aggregate gross proceeds of $4,324,017, less cash transaction costs of $129,721 and previously deferred transaction costs of $180,300.